UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 29, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: August 29, 2016
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Basel III
Pillar 3 – disclosures

6M16

In various tables, use of “–” indicates not meaningful or not applicable.

Basel III
Pillar 3 – disclosures 6M16

Introduction
General
Regulatory development
Location of disclosure
Scope of application
Principles of consolidation
Restrictions on transfer of funds or regulatory capital
Capital deficiencies
Risk management oversight
Capital
Regulatory capital framework
Capital structure under Basel III
Swiss Requirements
Description of regulatory approaches
BIS capital metrics
Swiss capital metrics
Credit risk
General
Credit risk by asset class
Securitization risk in the banking book
Equity type securities in the banking book
Central counterparties risk
Market risk
General
Securitization risk in the trading book
Valuation process
Interest rate risk in the banking book
Overview
Major sources of interest rate risk in the banking book
Governance of models and limits
Risk measurement
Monitoring and review
Risk profile
Reconciliation requirements
Balance sheet
Composition of BIS regulatory capital
List of abbreviations

Introduction
General
These Pillar 3 disclosures as of June 30, 2016 are based on the BIS Basel III framework as implemented by the revised Swiss Capital Adequacy Ordinance and required by Swiss Financial Market Supervisory Authority FINMA (FINMA) regulation. This document should be read in conjunction with the Credit Suisse Annual Report 2015 and the Credit Suisse 1Q16 and 2Q16 Financial Report, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents).
In addition to Pillar 3 disclosures we disclose the way we manage our risks for internal management purposes in the Annual Report.
> Refer to “Risk management” (pages 136 to 178) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information regarding the way we manage risk including economic capital as a Group-wide risk management tool.
Certain reclassifications may be made to prior periods to conform to the current period’s presentation.
The Pillar 3 report is produced and published semi-annually, in accordance with FINMA requirements.
This report was verified and approved internally in line with our Pillar 3 disclosure policy. The Pillar 3 report has not been audited by the Group’s external auditors. However, it also includes information that is contained within the audited consolidated financial statements as reported in the Credit Suisse Annual Report 2015.
Regulatory development
On November 20, 2015, FINMA issued the revised circular on disclosure for banks. As the previous disclosure standards did not allow for a proper comparison of risk situations between banks, FINMA Circular 2016/01 “Disclosure – banks” has been updated to reflect enhanced international standards (see below). The revised disclosure standards have improved the information and decision-making tools for market participants and increased the comparability of institutions. The revised circular came into force on January 1, 2016, implementing the revised standards with which all Swiss banks must comply as of December 31, 2016. Their application will be determined by the size of the bank.
On January 28, 2015, the Basel Committee on Banking Supervision (BCBS) issued the final standard for the revised Pillar 3 disclosure requirements. The revised disclosure requirements will enable market participants to compare bank’s disclosure of risk-weighted assets. The revisions focus on improving the transparency of the internal model-based approaches that banks use to calculate minimum regulatory capital requirements. The revised requirements will be effective for the year-end 2016 financial reporting.
Location of disclosure
This report provides the Basel III Pillar 3 disclosures to the extent that these required Pillar 3 disclosures are not included in the Credit Suisse Annual Report 2015 and the Credit Suisse 2Q16 Financial Report.
The following table provides an overview of the location of the required Pillar 3 disclosures.
Location of disclosure
Pillar 3 requirements	Pillar 3 Report 6M16	Annual Report 2015 (and additionally in the 2Q16 Financial Report (FR) for quarterly updates)
Scope of application
Top corporate entity	"Scope of application" (p. 4)
Differences in basis of consolidation	Description of differences: "Principles of consolidation" (p. 4)	List of significant subsidiaries and associated entities:
"Note 40 - Significant subsidiaries and equity method
investments (p. 383 - 385)

Changes in scope of consolidation:
"Note 3 - Business developments" (p. 97) - 2Q16 FR
Restrictions on transfer of funds or regulatory capital	Overview: "Restrictions on transfer of funds or regulatory capital" (p. 4)	Detailed information: "Liquidity and funding management" (p. 106 - 113)
Capital deficiencies	"Capital deficiencies" (p. 4)
Capital structure
"Capital structure under Basel III" (p. 5) "Swiss requirements" (p. 5 - 6)

Location of disclosure (continued)
Pillar 3 requirements	Pillar 3 Report 6M16	Annual Report 2015 (and additionally in the 2Q16 Financial Report (FR) for quarterly updates)
Capital adequacy
Group/Bank	"Description of regulatory approaches" (p. 6 - 10 "BIS capital metrics" (p. 11 - 12) "Swiss capital metrics" (p. 13 - 14)
Significant subsidiaries	Refer to "Regulatory disclosures" under https://www.credit-suisse.com/regulatorydisclosures
Risk management objectives and policies
General description		"Risk management oversight" (p. 137 - 140) "Risk appetite framework" (p. 140 - 143) "Risk coverage and management" (p. 144 - 148)
Credit risk
Credit risk management overview		"Credit risk" (p. 151 - 153)
Credit risk by asset classes
Gross credit exposure, risk-weighted assets and capital requirement	"General" (p. 15 - 18)
Portfolios subject to PD/LGD approach	"Portfolios subject to PD/LGD approach" (p. 18 - 23)
Portfolios subject to standardized and supervisory risk weights approaches	"Portfolios subject to standardized and supervisory risk weights approaches" (p. 24)
Credit risk mitigation used for A-IRB and standardized approaches	"Credit risk mitigation used for A-IRB and standardized approaches" (p. 24 - 25)	Netting:
"Derivative instruments" (p. 174 - 176)
"Note 1 - Summary of significant accounting
policies" (p. 261 - 262)
"Note 22 - Offsetting of financial assets and
financial liabilities" (p. 116 - 119) - 2Q16 FR
Counterparty credit risk	"Counterparty credit risk" (p. 26 - 29)	Effect of a credit downgrade:
"Credit ratings" (p. 53) - 2Q16 FR

Impaired loans by industry distribution/industry
distribution of charges and write-offs:
"Note 17 - Loans, allowance for loan losses and credit
quality" (p. 103 - 110) - 2Q16 FR
Securitization risk in the banking book	"Securitization risk in the banking book" (p. 30 - 34)
Equity type securities in the banking book	"Equity type securities in the banking book" (p. 34 - 35)
Market risk
Market risk management overview	Quantitative disclosures: "General" (p. 36)	Qualitative disclosures: "Market risk" (p. 148 - 151)
Securitization risk in the trading book	"Securitization risk in the trading book" (p. 37 - 42)
Interest rate risk in the banking book
	Qualitative disclosures: "Interest rate risk in the banking book" (p. 44 - 45)	Quantitative disclosures: "Banking book" (p. 164 - 165)
Operational risk
	Overview: "Operational risk" (p. 9 - 10)	Detailed information: "Operational risk" (p. 154 - 156)
Composition of capital
Balance sheet under the regulatory scope of consolidation	"Balance sheet" (p. 46 - 47)
Composition of capital	"Composition of capital" (p. 48 - 50)
Capital instruments
Main features template and full terms and conditions	Refer to "Regulatory disclosures" under https://www.credit-suisse.com/regulatorydisclosures
Remuneration
"Compensation" (p. 217 - 248)
G-SIBs indicator
Refer to "Regulatory disclosures" under https://www.credit-suisse.com/regulatorydisclosures

Scope of application
The highest consolidated entity in the Group to which the Basel III framework applies is Credit Suisse Group.
> Refer to “Regulation and supervision” (pages 25 to 39) in I – Information on the company and to “Capital management” (pages 114 to 135) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on regulation.
Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, commercial and certain real estate companies). Also, FINMA does not require consolidating private equity and other fund type vehicles for capital adequacy reporting. Further differences in consolidation principles between US GAAP and capital adequacy reporting relate to special purpose entities (SPEs) that are consolidated under a control-based approach for US GAAP but are assessed under a risk-based approach for capital adequacy reporting. In addition, FINMA requires us to consolidate companies which form an economic unit with Credit Suisse or if Credit Suisse is obliged to provide compulsory financial support to a company. The investments into such entities, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital.
All significant equity method investments represent investments in the capital of banking, financial and insurance (BFI) entities and are subject to a threshold calculation in accordance with the Basel framework and the Swiss Capital Adequacy Ordinance.
Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.
Capital deficiencies
The Group’s subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 6M16.
Risk management oversight
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight. Risk measurement models are reviewed by the Model Risk Management team, an independent validation function, and regularly presented to and approved by the relevant oversight committee.
> Refer to “Risk management oversight” (pages 137 to 140), “Risk appetite framework” (pages 140 to 143) and “Risk coverage and management” (pages 144 to 148) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for information on risk management oversight including risk culture, risk governance, risk organization, risk types and risk appetite and risk limits.
The Group is exposed to several key banking risks such as:
– Credit risk (refer to section “Credit risk” on pages 15 to 35);
– Market risk (refer to section “Market risk” on pages 36 to 43);
– Interest rate risk in the banking book (refer to section “Interest rate risk in the banking book” on pages 44 to 45); and
– Operational risk (refer to section “Capital” on pages 9 to 10).

Capital
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designated to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” (pages 114 to 135) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information.
Capital structure under Basel III
The BCBS, the standard setting committee within the Bank for International Settlements (BIS), issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and will be fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” (page 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse 2Q16 Financial Report for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets. In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, generally the date of the first step-up coupon.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” (page 56) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse 2Q16 Financial Report for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of risk-weighted assets.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of risk-weighted assets and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Effective in 2016, FINMA set our progressive component requirement at 5.07% for 2019. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of risk-weighted assets that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their risk-weighted assets pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the Swiss National Bank, the Swiss Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Capital management” (pages 114 to 135) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 and “Capital management” (pages 54 to 69) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 2Q16 Financial Report for information on our capital structure, eligible capital and shareholders’ equity, capital adequacy and leverage ratio requirements under Basel III and Swiss Requirements.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance (CAO) applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, will be subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs current operating losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund restructuring without recourse to public resources (gone concern requirement). The going concern and the gone concern capital requirements are consistent with the FSB’s total loss-absorbing capacity standard. The amended CAO came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
> Refer to “Regulatory developments and proposals” (page 56) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse 2Q16 Financial Report for further information.
Description of regulatory approaches
The Basel framework describes a range of options for determining the capital requirements in order to provide banks and supervisors the ability to select approaches that are most appropriate for their operations and their financial market infrastructure. In general, Credit Suisse has adopted the most advanced approaches, which align with the way risk is internally managed and provide the greatest risk sensitivity. The Basel framework focuses on credit risk, market risk, operational risk and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.
Credit risk
Credit risk by asset class
The Basel framework permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk by asset class, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The majority of our credit risk by asset class is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the investment banking businesses and the private, corporate and institutional banking businesses. The remaining credit risk by asset class is with retail counterparties and mostly arises in the private, corporate and institutional banking businesses from residential mortgage loans and other secured lending, including loans collateralized by securities.
> Refer to “Credit risk by asset class” in section “Credit risk” on pages 15 to 29 for further information.
Advanced-internal ratings-based approach
Under the IRB approach, risk weights are determined by using internal risk parameters and applying an asset value correlation multiplier uplift where exposures are to financial institutions meeting regulatory defined criteria. We have received approval from FINMA to use, and have fully implemented, the advanced-internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD).
PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are mainly derived from models tailored to the specific business of the respective obligor. The models are calibrated to the long run average of annual internal or external default rates where applicable. For portfolios with a small number of empirical defaults, low default portfolio techniques are used.
LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the private, corporate and institutional banking businesses loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the expected exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.
We have received approval from FINMA to use the internal model method (IMM) for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk by asset class is determined using this approach.

Securitization risk in the banking book
For securitizations, the regulatory capital requirements are calculated using IRB approaches (the RBA and the SFA) and the standardized approach in accordance with the prescribed hierarchy of approaches in the Basel regulations. External ratings used in regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.
> Refer to “Securitization risk in the banking book” in section “Credit risk” on pages 30 to 34 for further information on the IRB approaches and the standardized approach.
Equity type securities in the banking book
For equity type securities in the banking book except for significant investments in BFI entities, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (listed equity and all other equity positions). Significant investments in BFI entities (i.e. investments in the capital of BFI entities that are outside the scope of regulatory consolidation, where the Group owns more than 10% of the issued common share capital of the entity) are subject to a threshold treatment as outlined below in the section “Exposures below 15% threshold”. Where equity type securities represent non-significant investments in BFI entities (i.e., investments in the capital of BFI entities that are outside the scope of regulatory consolidation, where the Group does not own more than 10% of the issued common share capital of the entity), a threshold approach is applied that compares the total amount of non-significant investments in BFI entities (considering both trading and banking book positions) to a 10% regulatory defined eligible capital amount. The amount above the threshold is phased-in as a capital deduction and the amount below the threshold continues to be risk-weighted according to the relevant trading book and banking book approaches.
> Refer to “Equity type securities in the banking book” in section “Credit risk” on pages 34 to 35 for further information.
Credit valuation adjustment risk
Credit Valuation Adjustment (CVA) is a regulatory capital charge designed to capture the risk associated with potential mark-to-market losses associated with the deterioration in the creditworthiness of a counterparty.
Under Basel III, banks are required to calculate capital charges for CVA under either the Standardized CVA approach or the Advanced CVA approach (ACVA). The CVA rules stipulate that where banks have permission to use market risk VaR and counterparty risk IMM, they are to use the ACVA unless their regulator decides otherwise. FINMA has confirmed that the ACVA should be used for both IMM and non-IMM exposures.
The regulatory CVA capital charge applies to all counterparty exposures arising from over-the-counter (OTC) derivatives, excluding those with central counterparties (CCP). Exposures arising from securities financing transactions (SFT) are not required to be included in the CVA charge unless they could give rise to a material loss. FINMA has confirmed that Credit Suisse can exclude these exposures from the regulatory capital charge.
Central counterparties risk
The Basel III framework provides specific requirements for exposures the Group has to CCP arising from OTC derivatives, exchange-traded derivative transactions and SFT. Exposures to CCPs which are considered to be qualifying CCPs by the regulator will receive a preferential capital treatment compared to exposures to non-qualifying CCPs.
The Group can incur exposures to CCPs as either a clearing member, or as a client of another clearing member. Where the Group acts as a clearing member of a CCP on behalf of its client (client trades), it incurs an exposure to its client. Since the exposure to the client is to be treated as a bilateral trade, the risk-weighted assets from these exposures are represented under “credit risk by asset class”. Where the Group acts as a client of another clearing member the risk-weighted assets from these exposures are also represented under “credit risk by asset class”.
The exposures to CCP (represented as “Central counterparties (CCP) risks”) consist of trade exposure, default fund exposure and contingent exposure based on trade replacement due to a clearing member default. While the trade exposure includes the current and potential future exposure of the clearing member (or a client) to a CCP arising from the underlying transaction and the initial margin posted to the CCP, the default fund exposure is arising from default fund contributions to the CCP.
Settlement risk
Regulatory fixed risk weights are applied to settlement exposures. Settlement exposures arise from unsettled or failed transactions where cash or securities are delivered without a corresponding receipt.
Exposures below 15% threshold
Significant investments in BFI entities, mortgage servicing rights and deferred tax assets that arise from temporary differences are subject to a threshold approach, whereby individual amounts are compared to a 10% threshold of regulatory defined eligible capital. In addition amounts below the individual 10% thresholds are aggregated and compared to a 15% threshold of regulatory defined eligible capital. The amount that is above the 10% threshold is phased-in as a CET1 deduction. The amount above the 15% threshold is phased-in as a CET1 deduction and the amount below is risk weighted at 250%.
Other items
Other items include risk-weighted assets related to immaterial portfolios for which we have received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight as well as risk-weighted assets related to items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III.

Market risk
We use the advanced approach for calculating the capital requirements for market risk for the majority of our exposures. The following advanced approaches are used: the internal models approach (IMA) and the standardized measurement method (SMM).
We use the standardized approach to determine our market risk for a small population of positions which represent an immaterial proportion of our overall market risk exposure.
> Refer to section “Market risk” on pages 36 to 43 for further information on market risk.
Internal models approach
The market risk IMA framework includes regulatory Value-at-Risk (VaR), stressed VaR, risks not in VaR (RNIV) and Incremental Risk Charge (IRC). RNIV includes certain stressed RNIV. In 2014 Comprehensive Risk Measure was discontinued due to the small size of the correlation trading portfolio. We now use the standard rules for this portfolio.
Regulatory VaR, stressed VaR and risks not in VaR
We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps to reduce the pro-cyclicality of the minimum capital requirements for market risk. The VaR model does not cover all identified market risk types and as such we have also adopted a RNIV category which was approved by FINMA in 2012.
Incremental Risk Charge
The IRC capitalizes issuer default and migration risk in the trading book, such as bonds or credit default swaps, but excludes securitizations and correlation trading. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our IRC model. We continue to receive regulatory approval for ongoing enhancements to the IRC methodology, and the IRC model is subject to regular reviews by regulators.
The IRC model assesses risk at 99.9% confidence level over a one year time horizon assuming that positions are sold and replaced one or more times, depending on their liquidity which is modeled by the liquidity horizon. The portfolio loss distribution is estimated using an internally developed credit portfolio model designed to the regulatory requirements.
The liquidity horizon represents time required to sell the positions or hedge all material risk covered by the IRC model in a stressed market. Liquidity horizons are modelled according to the requirements imposed by Basel III guidelines.
The IRC model and liquidity horizon methodology have been validated by the Model Risk Management team in accordance with the firms validation umbrella policy and Risk Model Validation Sub-Policy for IRC.
Standardized measurement method
We use the SMM which is based on the ratings-based approach (RBA) and the supervisory formula approach (SFA) for securitization purposes (see also Securitization risk in the banking book) and other supervisory approaches for trading book securitization positions covering the approach for nth-to-default products and portfolios covered by the weighted average risk weight approach.
> Refer to “Securitization risk in the trading book” in section “Market risk” on pages 37 to 42 for further information on the standardized measurement method and other supervisory approaches.
Operational risk
We have used an internal model to calculate the regulatory capital requirement for operational risk under the Advanced Measurement Approach (AMA) since 2008. In 2014, we introduced an enhanced internal model that incorporated recent developments regarding operational risk measurement methodology and associated regulatory guidance. FINMA approved the revised model for calculating the regulatory capital requirement for operational risk with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative compared with the previous approach.
The model is based on a loss distribution approach that uses historical data on internal and relevant external losses of peers to generate frequency and severity distributions for a range of potential operational risk loss scenarios, such as an unauthorized trading incident or a material business disruption. Business experts and senior management review, and may adjust, the parameters of these scenarios to take account of business environment and internal control factors, such as risk and control self-assessment results and risk and control indicators, to provide a forward-looking assessment of each scenario. Insurance mitigation is included in the regulatory capital requirement for operational risk where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. This includes the new insurance policy that has been designed to align with the operational risk profile of the firm.
The internal model then uses the adjusted parameters to generate an overall loss distribution for the Group over a one-year time horizon. The AMA capital requirement represents the 99.9th percentile of this overall loss distribution. The AMA capital requirement is allocated to businesses using a risk-sensitive approach that is designed to be forward looking and incentivize appropriate risk management behaviors.
In 2015, we made enhancements to the modelling approach including improvements to the treatment of litigation-related losses. Although past litigation losses and litigation-related provisions were incorporated in the model, for FINMA regulatory capital purposes an add-on was previously used to capture the aggregate range of reasonably possible litigation-related losses that are disclosed in our financial statements but are not covered by existing provisions. These reasonably possible losses are now fully captured within the model using an analytical approach and the add-on has therefore been removed with FINMA approval. We also made enhancements to further align the operational risk scenarios with other key components of the operational risk framework as well as to ensure consistency with the stress scenario framework developed for enterprise-wide risk management purposes.
> Refer to “Operational risk” (pages 154 to 156) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for information on operational risk.
Non-counterparty-related risk
Regulatory fixed risk weights are applied to non-counterparty-related exposures. Non-counterparty-related exposures arise from holdings of premises and equipment, real estate and investments in real estate entities.

BIS capital metrics
Regulatory capital and ratios
Regulatory capital is calculated and managed according to Basel regulations and used to determine BIS ratios. BIS ratios compare eligible CET1 capital, tier 1 capital and total capital with BIS risk-weighted assets.
> Refer to “Risk-weighted assets” (pages 57 to 58) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse 1Q16 Financial Report and “Risk-weighted assets” (pages 59 to 61) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse 2Q16 Financial Report for information on risk-weighted assets movements in 6M16.
Summary of BIS risk-weighted assets and capital requirements - Basel III
end of	6M16			2015
	Risk- weighted assets	Capital require- ment	[1]	Risk- weighted assets	Capital require- ment	[1]
CHF million
Credit risk
Advanced-IRB	122,424	9,794		126,014	10,081
Standardized	3,985	319		3,642	291
Credit risk by asset class	126,409	10,113		129,656	10,372
Advanced-IRB	6,350	508		8,771	702
Standardized	4,033	323		6,833	546
Securitization risk in the banking book	10,383	831		15,604	1,248
Advanced – IRB Simple	10,968	877		12,696	1,016
Equity type securities in the banking book	10,968	877		12,696	1,016
Advanced CVA	17,301	1,384		16,471	1,318
Standardized CVA	82	7		49	4
Credit valuation adjustment risk	17,383	1,391		16,520	1,322
Standardized - Fixed risk weights	11,602	928		12,410	993
Exposures below 15% threshold [2]	11,602	928		12,410	993
Advanced	2,587	207		2,142	171
Central counterparties (CCP) risk	2,587	207		2,142	171
Standardized - Fixed risk weights	334	27		269	22
Settlement risk	334	27		269	22
Advanced	162	13		470	38
Standardized	2,576	206		3,431	274
Other items [3]	2,738	219		3,901	312
Total credit risk	182,404	14,592		193,198	15,456
Market risk
Advanced	21,341	1,707		29,469	2,358
Standardized	314	25		330	26
Total market risk	21,655	1,732		29,799	2,384
Operational risk
Advanced measurement	65,509	5,241		66,438	5,315
Total operational risk	65,509	5,241		66,438	5,315
Non-counterparty-related risk
Standardized - Fixed risk weights	5,488	439		5,515	441
Total non-counterparty-related risk	5,488	439		5,515	441
Total BIS risk-weighted assets and capital requirements	275,056	22,004		294,950	23,596
of which advanced	246,642	19,731		262,471	20,998
of which standardized	28,414	2,273		32,479	2,598
1 Calculated as 8% of risk-weighted assets based on BIS total capital minimum requirements excluding capital conservation buffer and G-SIB buffer requirements.
2 Exposures below 15% threshold are risk-weighted at 250%. Refer to table "Additional information" in section "Reconciliation requirements" for further information.
3
Includes risk-weighted assets of CHF 2,048 million and CHF 2,997 million as of the end of 6M16 and 2015, respectively, related to items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III. Refer to table "Additional information" in section "Reconciliation requirements" for further information.

BIS eligible capital - Basel III
	Group		Bank
end of	6M16	2015	6M16	2015
Eligible capital (CHF million)
CET1 capital	38,933	42,072	37,164	40,013
Total tier 1 capital	49,780	53,063	47,497	50,570
Total eligible capital	58,850	62,682	56,619	60,242
The following table presents the Basel III phase-in requirements for each of the relevant capital components and discloses the Group’s and the Bank’s current capital metrics against those requirements.
BIS capital ratios - Basel III - Group
end of	6M16				2015
	Ratio	Requirement	[2]	Excess	Ratio	Requirement	[2]	Excess
Capital ratios (%)
Total CET1 [1]	14.2	5.5		8.7	14.3	4.5		9.8
Tier 1	18.1	7.0		11.1	18.0	6.0		12.0
Total capital	21.4	9.0		12.4	21.3	8.0		13.3
1 Capital conservation buffer and G-SIB buffer requirement is phased in from January 1, 2016 through January 1, 2019.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 6M16 and 2015, our countercyclical buffer was CHF 393 million and CHF 351 million, which is equivalent to an additional requirement of 0.1% and 0.1% of CET1 capital, respectively.

BIS capital ratios - Basel III - Bank
end of	6M16				2015
	Ratio	Requirement	[2]	Excess	Ratio	Requirement	[2]	Excess
Capital ratios (%)
Total CET1 [1]	13.9	5.5		8.4	13.9	4.5		9.4
Tier 1	17.8	7.0		10.8	17.6	6.0		11.6
Total capital	21.2	9.0		12.2	21.0	8.0		13.0
1 Capital conservation buffer and G-SIB buffer requirement is phased in from January 1, 2016 through January 1, 2019.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 6M16 and 2015, our countercyclical buffer was CHF 320 million and CHF 286 million, which is equivalent to an additional requirement of 0.1% and 0.1% of CET1 capital, respectively.

Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 6M16, our Swiss CET1 capital and Swiss total capital ratios were 14.1% and 21.3%, respectively, compared to the Swiss capital ratio phase-in requirements of 8.12% and 14.55%, respectively.
Swiss risk-weighted assets - Group
end of	6M16			2015
	Ad- vanced	Stan- dardized	Total	Ad- vanced	Stan- dardized	Total
Risk-weighted assets (CHF million)
Total BIS risk-weighted assets	246,642	28,414	275,056	262,471	32,479	294,950
Impact of differences in thresholds [1]	1	(37)	(36)	1	(35)	(34)
Other multipliers [2]	742	–	742	942	–	942
Total Swiss risk-weighted assets	247,385	28,377	275,762	263,414	32,444	295,858
1 Represents the impact on risk-weighted assets of differences in regulatory thresholds resulting from Swiss regulatory CET1 adjustments.
2 Primarily includes differences in credit risk multiplier.
Swiss statistics - Basel III
	Group			Bank
end of	6M16		2015	6M16		2015
Capital development (CHF million)
CET1 capital	38,933		42,072	37,164		40,013
Swiss regulatory adjustments [1]	(155)		(143)	(125)		(117)
Swiss CET1 capital	38,778		41,929	37,039		39,896
High-trigger capital instruments	8,417	[2]	9,244	8,540	[3]	9,350
Low-trigger capital instruments	9,455	[4]	9,243	8,520	[5]	8,320
Additional tier 1 and tier 2 instruments subject to phase-out	4,930		5,586	4,930		5,586
Deductions from additional tier 1 and tier 2 capital	(2,885)		(3,463)	(2,534)		(3,027)
Swiss total eligible capital	58,695		62,539	56,495		60,125
Capital ratios (%)
Swiss CET1 ratio	14.1		14.2	13.8		13.9
Swiss total capital ratio	21.3		21.1	21.1		20.9
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 5.8 billion additional tier 1 instruments and CHF 2.6 billion tier 2 instruments.
3 Consists of CHF 5.8 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
4 Consists of CHF 5.2 billion additional tier 1 instruments and CHF 4.3 billion tier 2 instruments.
5 Consists of CHF 4.3 billion additional tier 1 instruments and CHF 4.3 billion tier 2 instruments.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage
	Group						Bank
	Capital requirements						Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	6M16	Minimum component	Buffer component		Progressive component	Excess	6M16
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	275.8	–	–		–	–	268.2
2016 Swiss capital requirements [1]
Minimum Swiss capital ratio	4.50%	6.25%	[2]	3.80%	–	14.55%	4.50%	6.25%	[2]	3.80%	–	14.55%
Minimum Swiss capital (CHF billion)	12.4	17.2		10.5	–	40.1	12.1	16.8		10.2	–	39.0
Swiss capital coverage (CHF billion)
Swiss CET1 Capital	12.4	10.0		–	16.4	38.8	12.1	9.9		–	15.1	37.0
High-trigger capital instruments	–	7.2		1.0	0.1	8.4	–	6.9		1.7	–	8.5
Low-trigger capital instruments	–	–		9.5	–	9.5	–	–		8.5	–	8.5
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	4.9	4.9	–	–		–	4.9	4.9
Deductions from additional tier 1 and tier 2 capital	–	–		–	(2.9)	(2.9)	–	–		–	(2.5)	(2.5)
Swiss total eligible capital	12.4	17.2		10.5	18.6	58.7	12.1	16.8		10.2	17.5	56.5
Capital ratios (%)
Swiss total capital ratio	4.50%	6.25%		3.80%	6.73%	21.28%	4.50%	6.25%		3.80%	6.51%	21.06%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of risk-weighted assets.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 2Q16, the countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, were CHF 393 million and CHF 320 million, respectively, with are equivalent to additional requirements of 0.1% and 0.1%, respectively, of CET1 capital for the Group and the Bank.

Credit risk
General
Credit risk consists of the following categories:
– Credit risk by asset class
– Securitization risk in the banking book
– Equity type securities in the banking book
– CVA risk
– Exposures below 15% threshold
– CCP risk
– Settlement risk
– Other items
> Refer to “Credit risk” (pages 151 to 153 and pages 166 to 178) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances.
Credit risk by asset class
General
For regulatory purposes, we categorize our exposures into asset classes with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by regulatory rules from the Basel framework.
The following table presents the description of credit risk by asset class under the Basel framework (grouped as either institutional or retail) and the related regulatory approaches used.
Credit risk by asset class - Overview
Asset class	Description	Approaches

Institutional credit risk (mostly in the investment banking businesses)
Sovereigns	Exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible MDB.	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Other institutions	Exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Banks	Exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.	PD/LGD for most portfolios SRW for unsettled trades Standardized for banking book treasury liquidity positions and other assets
Corporates	Exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing
	real estate or commodities finance).	PD/LGD for most portfolios SRW for Investment Banking specialized lending exposures Standardized for banking book treasury liquidity positions and other assets

Retail credit risk (mostly in the private, corporate and institutional banking businesses)
Residential mortgages	Includes exposures secured by residential real estate collateral occupied or let by the borrower.	PD/LGD
Qualifying revolving retail	Includes credit card receivables and overdrafts.	PD/LGD
Other retail	Includes loans collateralized by securities, consumer loans, leasing and small business exposures.	PD/LGD Standardized for other assets

Other credit risk
Other exposures	Includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.	Standardized

Gross credit exposures, risk-weighted assets and capital requirement
The following table presents the derivation of risk-weighted assets from the gross credit exposures (pre- and post-substitution), broken down by regulatory approach and by the credit asset class under the Basel framework.
Gross credit exposures and risk-weighted assets by regulatory approach
end of	6M16						2015
	Exposure			Risk- weighted assets	Capital require- ment	[1]	Exposure			Risk- weighted assets	Capital require- ment	[1]
	Pre- substitution	[2]	Post- substitution				Pre- substitution	[2]	Post- substitution
A-IRB (CHF million)
PD/LGD
Sovereigns	114,009		108,250	3,160	253		93,131		88,206	3,564	285
Other institutions	1,630		1,764	442	35		1,709		1,752	376	30
Banks	32,585		37,092	10,074	806		29,861		35,579	9,483	759
Corporates	181,416		182,534	78,663	6,293		195,953		195,117	83,867	6,709
Total institutional	329,640		329,640	92,339	7,387		320,654		320,654	97,290	7,783
Residential mortgage	103,121		103,121	13,756	1,100		102,020		102,020	12,158	973
Qualifying revolving retail	564		564	184	15		876		876	259	21
Other retail	78,128		78,128	14,699	1,176		79,515		79,515	13,131	1,050
Total retail	181,813		181,813	28,639	2,291		182,411		182,411	25,548	2,044
Total PD/LGD	511,453		511,453	120,978	9,678		503,065		503,065	122,838	9,827
Supervisory risk weights (SRW)
Banks	28		28	6	1		13		13	3	0
Corporates	1,853		1,853	1,440	115		4,437		4,437	3,173	254
Total institutional	1,881		1,881	1,446	116		4,450		4,450	3,176	254
Total SRW	1,881		1,881	1,446	116		4,450		4,450	3,176	254
Total A-IRB	513,334		513,334	122,424	9,794		507,515		507,515	126,014	10,081
Standardized (CHF million)
Sovereigns	15,221		15,221	498	40		17,321		17,321	452	36
Other institutions	79		79	16	1		79		79	16	1
Banks	293		293	59	5		303		303	69	5
Corporates	0		0	0	0		25		25	25	2
Total institutional	15,593		15,593	573	46		17,728		17,728	562	44
Other retail	83		83	83	7		120		120	120	10
Total retail	83		83	83	7		120		120	120	10
Other exposures	5,805		5,805	3,329	266		5,444		5,444	2,960	237
Total standardized	21,481		21,481	3,985	319		23,292		23,292	3,642	291

Total	534,815		534,815	126,409	10,113		530,807		530,807	129,656	10,372
of which counterparty credit risk [3]	78,782		78,782	20,369	1,630		84,781		84,781	21,104	1,688
1 Calculated as 8% of risk-weighted assets excluding capital conservation buffer and G-SIB buffer requirements.
2
Gross credit exposures are shown pre- and post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

3 Includes derivatives and securities financing transactions.

Gross credit exposures and risk-weighted assets
	6M16			2015
	End of	Monthly average	Risk- weighted assets	End of	Monthly average	Risk- weighted assets
Gross credit exposures (CHF million)
Loans, deposits with banks and other assets [1]	397,565	382,329	81,889	376,594	370,188	79,454
Guarantees and commitments	58,468	64,912	24,151	69,432	65,292	29,098
Securities financing transactions	25,838	30,720	5,166	31,046	34,945	6,195
Derivatives	52,944	56,732	15,203	53,735	64,160	14,909
Total	534,815	534,693	126,409	530,807	534,585	129,656
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Geographic distribution of gross credit exposures
end of	Switzerland	EMEA	Americas	Asia Pacific	Total
6M16 (CHF million)
Loans, deposits with banks and other assets [1]	186,741	86,253	87,452	37,119	397,565
Guarantees and commitments	11,238	14,673	29,753	2,804	58,468
Securities financing transactions	2,178	8,682	11,263	3,715	25,838
Derivatives	7,736	24,139	15,848	5,221	52,944
Total	207,893	133,747	144,316	48,859	534,815
2015 (CHF million)
Loans, deposits with banks and other assets [1]	176,454	84,962	80,814	34,364	376,594
Guarantees and commitments	12,001	16,977	38,179	2,275	69,432
Securities financing transactions	2,404	11,555	12,965	4,122	31,046
Derivatives	6,319	28,302	14,726	4,388	53,735
Total	197,178	141,796	146,684	45,149	530,807
The geographic distribution is based on the country of incorporation or the nationality of the counterparty, shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Industry distribution of gross credit exposures
end of	Financial institutions	Commercial	Consumer	Public authorities	Total
6M16 (CHF million)
Loans, deposits with banks and other assets [1]	10,444	134,738	133,342	119,041	397,565
Guarantees and commitments	6,080	49,240	2,046	1,102	58,468
Securities financing transactions	8,266	16,812	0	760	25,838
Derivatives	12,833	32,632	2,574	4,905	52,944
Total	37,623	233,422	137,962	125,808	534,815
2015 (CHF million)
Loans, deposits with banks and other assets [1]	9,600	134,767	134,235	97,992	376,594
Guarantees and commitments	7,870	58,329	2,038	1,195	69,432
Securities financing transactions	7,993	21,750	0	1,303	31,046
Derivatives	10,623	32,917	2,967	7,228	53,735
Total	36,086	247,763	139,240	107,718	530,807
Exposures are shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures
end of	within 1 year	[1]	within 1-5 years	Thereafter	Total
6M16 (CHF million)
Loans, deposits with banks and other assets [2]	235,582		108,305	53,678	397,565
Guarantees and commitments	18,483		36,909	3,076	58,468
Securities financing transactions	25,399		439	0	25,838
Derivatives	19,403		12,509	21,032	52,944
Total	298,867		158,162	77,786	534,815
2015 (CHF million)
Loans, deposits with banks and other assets [2]	178,341		146,768	51,485	376,594
Guarantees and commitments	21,644		44,532	3,256	69,432
Securities financing transactions	30,857		189	0	31,046
Derivatives	14,551		18,827	20,357	53,735
Total	245,393		210,316	75,098	530,807
1 Includes positions without agreed residual contractual maturity.
2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Portfolios subject to PD/LGD approach
Rating models
The majority of the credit rating models used in Credit Suisse are developed internally by Credit Analytics, a specialized unit in Credit Risk Management (CRM). These models are independently validated by Model Risk Management team prior to use in the Basel III regulatory capital calculation, and thereafter on a regular basis. Credit Suisse also uses models purchased from recognized data and model providers (e.g. credit rating agencies). These models are owned by Credit Analytics and are validated internally and follow the same governance process as models developed internally.
All new or material changes to rating models are subject to a robust governance process. Post development and validation of a rating model or model change, the model is taken through a number of committees where model developers, validators and users of the models discuss the technical and regulatory aspects of the model. The relevant committees opine on the information provided and decide to either approve or reject the model or model change. The ultimate decision making committee is the Risk Processes and Standards Committee (RPSC). The responsible Executive Board Member for the RPSC is the Chief Risk Officer. The RPSC sub-group responsible for credit risk models is the Credit Methodology Steering Committee (CMSC). RPSC or CMSC also review and monitor the continued use of existing models on an annual basis.

The following table provides an overview of the main PD and LGD models used by Credit Suisse. It reflects the portfolio segmentation from a credit risk model point of view, showing the risk-weighted assets, type and number of the most significant models, and the loss period available for model development by portfolio. As the table follows an internal risk segmentation and captures the most significant models only, these figures do not match regulatory asset class or other A-IRB based segmentation.
Main PD and LGD models used by Credit Suisse
				PD		LGD
Portfolio	Asset class	Risk-weighted assets (in CHF billion)	Number of years loss data	No. of models	Model comment	No. of models	Model comment
							Statistical and hybrid models using e.g. industry and counterparty segmentation, collateral types and amounts, seniority and other transaction specific factors with granularity enhancements by public research and expert judgement
Corporates	Corporates, retail	42	>15 years	5	Statistical scorecards using e.g. balance sheet, profit & loss data and qualitative factors	3
Banks and other financial institutions	Banks, corporates	8	>30 years	2	Statistical scorecard and constrained expert judgement using e.g. balance sheet, profit & loss data and qualitative factors
Funds	Corporates	10	>10 years	5	Statistical scorecards using e.g. net asset value, volatility of returns and qualitative factors
							Statistical model using e.g. counterparty segmentation, collateral types and amounts
Residential mortgages	Retail	8	>10 years	1	Statistical scorecard using e.g. loan-to-value, affordability, assets and qualitative factors	1
Income producing real estate	Specialized lending, retail	14	>10 years	2	Statistical scorecards using e.g. loan-to-value, debt service coverage and qualitative factors
Commodity traders	Corporates, specialized lending	3	>10 years	1	Statistical scorecard using e.g. volume, liquidity and duration of financed commodity transactions
Sovereign and public entities	Sovereign, corporates	3	>10 years	3	Statistical scorecards and constrained expert judgement using e.g. GDP, financials and qualitative factors	2	Statistical models using e.g. industry and counterparty segmentation, collateral types and amounts, seniority and other transaction specific factors
Ship finance	Specialized lending	2	>10 years	1	Simulation model using e.g. freight rates, time charter agreements, operational expenses and debt service coverage	1	Simulation model using e.g. freight rates, time charter agreements, operational expenses and debt service coverage
Lombard	Retail	8	>10 years	1	Merton type model using e.g. loan-to-value, collateral volatility and counterparty attributes	1	Merton type model using e.g. loan-to-value, collateral volatility and counterparty attributes
Model development
The techniques to develop models are carefully selected by Credit Analytics to meet industry standards in the banking industry as well as regulatory requirements. The models are developed to exhibit “through-the-cycle” characteristics, reflecting a probability of default in a 12 month period across the credit cycle.
All models have clearly defined model owners who have primary responsibility for development, enhancement, review, maintenance and documentation. The models have to pass statistical performance tests, where feasible, followed by usability tests by designated CRM experts to proceed to formal approval and implementation. The development process of a new model is thoroughly documented and foresees a separate schedule for model updates.
The level of calibration of the models is based on a range of inputs, including internal and external benchmarks where available. Additionally, the calibration process ensures that the estimated calibration level accounts for variations of default rates through the economic cycle and that the underlying data contains a representative mix of economic states. Conservatism is incorporated in the model development process to compensate for any known or suspected limitations and uncertainties.
Model validation
Model validation for risk capital models is performed by the Model Risk Management function. Model governance is subject to clear and objective internal standards as outlined in the Model Risk Management policy and the Model Validation Policy. The governance framework ensures a consistent and meaningful approach for the validation of models in scope across the bank. All models whose outputs fall into the scope of the Basel internal model framework are subject to full independent validation. Externally developed models are subject to the same governance and validation standards as internal models.
The governance process requires each in scope model to be validated and approved before go-live; the same process is followed for material changes to an existing model. Existing models are subject to an ongoing governance process which requires each model to be periodically validated and the performance to be monitored annually. The validation process is a comprehensive quantitative and qualitative assessment with goals that include:
– to confirm that the model remains conceptually sound and the model design is suitable for its intended purpose;
– to verify that the assumptions are still valid and weaknesses and limitations are known and mitigated;
– to determine that the model outputs are accurate compared to realized outcome;
– to establish whether the model is accepted by the users and used as intended with appropriate data governance;
– to check whether a model is implemented correctly;
– to ensure that the model is fully transparent and sufficiently documented.
To meet these goals, models are validated against a series of quantitative and qualitative criteria. Quantitative analyses may include a review of model performance (comparison of model output against realized outcome), calibration accuracy against the longest time series available, assessment of a model’s ability to rank order risk and performance against available benchmarks. Qualitative assessment typically includes a review of the appropriateness of the key model assumptions, the identification of the model limitations and their mitigation, and ensuring appropriate model use. The modeling approach is re-assessed in light of developments in the academic literature and industry practice.
Results and conclusions are presented to senior risk management including the RPSC; shortcomings and required improvements identified during validation must be remediated within an agreed deadline. The Model Risk Management function is independent of model developers and users and has the final say on the content of each validation report.
Stress testing of parameters
The potential biases in PD estimates in unusual market conditions are accounted for by the use of long run average estimates. Credit Suisse additionally uses stress-testing when back-testing PD models. When predefined thresholds are breached during back-testing, a review of the calibration level is undertaken. For LGD/CCF calibration stress testing is applied in defining Downturn LGD/CCF values, reflecting potentially increased losses during stressed periods.
Descriptions of the rating processes
All counterparties that Credit Suisse is exposed to are assigned an internal credit rating. The rating is assigned at the time of initial credit approval and subsequently reviewed and updated on an ongoing basis. Where available, CRM employs rating models relative to the counterparty type that incorporate qualitative and quantitative factors. Expert judgement may further be applied through a well governed model override process in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period.
Counterparty and transaction rating process – Corporates (excluding corporates managed on the Swiss platform), banks and sovereigns (primarily in the investment banking businesses)
Where used, rating models are an integral part of the rating process. To ensure all relevant information is considered when rating a counterparty, experienced credit officers complement the outputs from the models with other relevant information not otherwise captured via a robust model-override framework. Other relevant information may include, but is not limited to peer analysis, industry comparisons, external ratings and research and the judgment of credit experts. This analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Where rating models are not used the assignment of credit ratings is based on a well-established expert judgment based process which captures key factors specific to the type of counterparty.
For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).
Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral.
Counterparty and transaction rating process – Corporates managed on the Swiss platform, mortgages and other retail (primarily in the private, corporate and institutional banking businesses)
For corporates managed on the Swiss platform and mortgage lending, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus, management quality). In this case, an equivalent rating is assigned for reporting purposes, based on the PD band associated with each rating. Collateral loans (margin lending), which form the largest part of “Other retail”, is also following an individual PD and LGD approach. This approach is already rolled out for loans booked on the Swiss platform and for the majority of international locations; the remaining international locations follow a pool PD and pool LGD approach. Both approaches are calibrated to historical loss experience. Most of the collateral loans are loans collateralized by securities.
The internal rating grades are mapped to the Credit Suisse Internal Masterscale. The PDs assigned to each rating grade are reflected in the following table.

Credit Suisse counterparty ratings
Ratings	PD bands (%)	Definition	S&P	Fitch	Moody's	Details
AAA	0.000 - 0.021	Substantially risk free	AAA	AAA	Aaa	Extremely low risk, very high long-term stability, still solvent under extreme conditions
AA+ AA AA-	0.021 - 0.027 0.027 - 0.034 0.034 - 0.044	Minimal risk	AA+ AA AA-	AA+ AA AA-	Aa1 Aa2 Aa3	Very low risk, long-term stability, repayment sources sufficient under lasting adverse conditions, extremely high medium-term stability
A+ A A-	0.044 - 0.056 0.056 - 0.068 0.068 - 0.097	Modest risk	A+ A A-	A+ A A-	A1 A2 A3	Low risk, short- and mid-term stability, small adverse developments can be absorbed long term, short- and mid-term solvency preserved in the event of serious difficulties
BBB+ BBB BBB-	0.097 - 0.167 0.167 - 0.285 0.285 - 0.487	Average risk	BBB+ BBB BBB-	BBB+ BBB BBB-	Baa1 Baa2 Baa3	Medium to low risk, high short-term stability, adequate substance for medium-term survival, very stable short term
BB+ BB BB-	0.487 - 0.839 0.839 - 1.442 1.442 - 2.478	Acceptable risk	BB+ BB BB-	BB+ BB BB-	Ba1 Ba2 Ba3	Medium risk, only short-term stability, only capable of absorbing minor adverse developments in the medium term, stable in the short term, no increased credit risks expected within the year
B+ B B-	2.478 - 4.259 4.259 - 7.311 7.311 - 12.550	High risk	B+ B B-	B+ B B-	B1 B2 B3	Increasing risk, limited capability to absorb further unexpected negative developments
CCC+ CCC CCC- CC	12.550 - 21.543 21.543 - 100.00 21.543 - 100.00 21.543 - 100.00	Very high risk	CCC+ CCC CCC- CC	CCC+ CCC CCC- CC	Caa1 Caa2 Caa3 Ca	High risk, very limited capability to absorb further unexpected negative developments
C D1 D2	100 Risk of default has materialized	Imminent or actual loss	C D	C D	C	Substantial credit risk has materialized, i.e. counterparty
is distressed and/or non-performing. Adequate specific
provisions must be made as further adverse developments
will result directly in credit losses.
Transactions rated C are potential problem loans; those rated D1 are non-performing assets and those rated D2 are non-interest earning.
Use of internal ratings
Internal ratings play an essential role in the decision-making and the credit approval processes. The portfolio credit quality is set in terms of the proportion of investment and non-investment grade exposures. Investment/non-investment grade is determined by the internal rating assigned to a counterparty.
Internal counterparty ratings (and associated PDs), transaction ratings (and associated LGDs) and CCF for loan commitments are inputs to risk-weighted assets and Economic Risk Capital (ERC) calculations. Model outputs are the basis for risk-adjusted-pricing or assignment of credit competency levels.
The internal ratings are also integrated into the risk management reporting infrastructure and are reviewed in senior risk management committees. These committees include the Chief Executive Officer, Chief Credit Officer (CCO), Regional CCO, RPSC and Capital Allocation Risk Management Committee (CARMC).
Credit Risk Review
Credit Risk Review (CRR) is a control function independent from CRM with a direct reporting line to the Board’s Risk Committee that provides regular assessments of the Group’s credit exposures and credit risk management practices. CRR is responsible for performing cycled reviews and continuous credit monitoring activities, including:
– identifying credit exposures with potential weaknesses from cycled reviews and continuous monitoring;
– assessing the accuracy and consistency of Group counterparty and transaction ratings;
– assessing compliance with internal and regulatory requirements for credit risk management;
– ensuring compliance with regulatory and supervisory statements where CRR is designated as a control function;
– reporting trends and material review recommendations to the Risk Committee and senior management.

Institutional credit exposures by counterparty rating under PD/LGD approach
	6M16					2015
	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Sovereigns
AAA	53,256	2.59	0.43		19	46,768	3.22	0.54		22
AA	49,417	4.98	1.47		11	33,718	6.33	2.00		221
A	2,984	7.18	2.50		–	3,063	10.84	2.60		–
BBB	1,060	36.28	31.72		–	3,065	41.51	32.04		–
BB	1,262	47.95	87.32		–	1,257	48.79	66.95		–
B or lower	271	43.92	189.07		–	335	41.40	159.58		2
Default (net of specific provisions)	–	–	–		–	–	–	–		–
Total credit exposure	108,250	–	–		30	88,206	–	–		245
Exposure-weighted average CCF (%) [2]	99.93	–	–		–	99.83	–	–		–
Other institutions
AAA	–	–	–		–	–	–	–		–
AA	1,083	44.94	13.00		203	973	44.02	10.25		204
A	233	40.87	15.58		36	259	42.50	16.18		44
BBB	355	43.78	42.39		166	482	44.86	40.73		96
BB	68	44.36	98.98		1	5	42.28	85.14		–
B or lower	9	19.19	67.80		–	33	12.19	36.81		4
Default (net of specific provisions)	16	–	–		–	0	–	–		–
Total credit exposure	1,764	–	–		406	1,752	–	–		348
Exposure-weighted average CCF (%) [2]	70.02	–	–		–	70.17	–	–		–
Banks
AAA	–	–	–		–	–	–	–		–
AA	7,519	51.79	11.08		629	7,543	51.68	11.18		761
A	19,700	53.99	15.62		2,143	19,850	53.16	15.65		2,578
BBB	6,575	49.10	38.23		395	5,079	46.30	40.04		312
BB	2,873	50.89	86.28		43	2,641	51.47	83.54		50
B or lower	362	46.10	148.67		19	397	50.94	172.99		19
Default (net of specific provisions)	63	–	–		11	69	–	–		11
Total credit exposure	37,092	–	–		3,240	35,579	–	–		3,731
Exposure-weighted average CCF (%) [2]	96.03	–	–		–	94.89	–	–		–
Corporates
AAA	–	–	–		–	–	–	–		–
AA	33,245	44.85	11.07		6,672	39,447	46.01	10.86		7,993
A	37,258	45.75	17.23		10,560	38,437	46.28	17.93		11,804
BBB	50,933	38.10	36.19		11,952	49,490	37.12	35.59		12,196
BB	42,411	31.03	61.14		5,716	48,931	32.73	62.98		10,620
B or lower	16,162	26.37	106.57		4,513	17,015	27.17	104.13		5,625
Default (net of specific provisions)	2,525	–	–		64	1,797	–	–		81
Total credit exposure	182,534	–	–		39,477	195,117	–	–		48,319
Exposure-weighted average CCF (%) [2]	76.95	–	–		–	73.74	–	–		–
Total institutional credit exposure	329,640	–	–		43,153	320,654	–	–		52,643
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach
	6M16					2015
	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	Undrawn commit- ments (CHF m)
Residential mortgages
0.00%-0.15%	98,147	15.24	10.57		1,269	96,708	15.30	9.27	1,222
0.15%-0.30%	3,056	23.12	39.29		67	3,232	23.28	35.12	77
0.30%-1.00%	1,566	22.81	64.15		11	1,728	23.56	57.94	15
1.00% and above	122	23.56	134.69		–	129	22.45	114.65	–
Defaulted (net of specific provisions)	230	–	–		3	223	–	–	3
Total credit exposure	103,121	–	–		1,350	102,020	–	–	1,317
Exposure-weighted average CCF (%) [2]	97.94	–	–		–	98.15	–	–	–
Qualifying revolving retail
0.00%-0.15%	–	–	–		–	–	–	–	–
0.15%-0.30%	–	–	–		–	–	–	–	–
0.30%-1.00%	453	50.00	23.35		–	769	50.00	23.35	–
1.00% and above	110	20.00	60.59		–	106	20.00	60.59	–
Defaulted (net of specific provisions)	1	–	–		–	1	–	–	–
Total credit exposure	564	–	–		–	876	–	–	–
Exposure-weighted average CCF (%) [2]	99.98	–	–		–	99.98	–	–	–
Other retail
0.00%-0.15%	64,886	55.21	9.00		1,063	68,647	55.15	8.66	1,239
0.15%-0.30%	2,239	59.34	32.25		52	2,271	62.87	35.12	45
0.30%-1.00%	5,532	49.49	51.78		75	3,786	46.27	45.06	90
1.00% and above	5,092	55.23	79.73		52	4,444	57.99	80.41	45
Defaulted (net of specific provisions)	379	–	–		3	367	–	–	2
Total credit exposure	78,128	–	–		1,245	79,515	–	–	1,421
Exposure-weighted average CCF (%) [2]	95.23	–	–		–	94.69	–	–	–
Total retail credit exposure	181,813	–	–		2,595	182,411	–	–	2,738
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized ECAIs or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach. Balances include banking book treasury liquidity positions.
Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, associated with a specific risk weight under the SRW approach.
Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (listed equity and all other equity positions).
Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands
end of	Standardized approach	SRW	Equity IRB Simple	Total
6M16 (CHF million)
0%	15,447	118	0	15,565
>0%-50%	2,621	344	0	2,965
>50%-100%	3,413	967	0	4,380
>100%-200%	0	411	0	411
>200%-400%	0	41	2,745	2,786
Total	21,481	1,881	2,745	26,107
2015 (CHF million)
0%	17,730	196	0	17,926
>0%-50%	2,447	1,002	0	3,449
>50%-100%	3,115	2,906	0	6,021
>100%-200%	0	319	0	319
>200%-400%	0	27	3,175	3,202
Total	23,292	4,450	3,175	30,917
Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.
Netting
> Refer to “Derivative instruments” (pages 174 to 176) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk and to “Note 1 – Summary of significant accounting policies” (pages 261 to 262) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for information on policies and procedures for on- and off-balance sheet netting.
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” (pages 116 to 119) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q16 Financial Report for further information on the offsetting of derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions.
Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:
– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.

For portfolios collateralized by marketable securities, the valuation is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.
For the mortgage lending portfolio of the private, corporate and institutional banking businesses, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal policies and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.
Primary types of collateral
The primary types of collateral are described below.
Collateral securing foreign exchange transactions and OTC trading activities primarily includes:
– Cash and US Treasury instruments; and
– G-10 government securities.
Collateral securing loan transactions primarily includes:
– Financial collateral pledged against loans collateralized by securities of clients of the private, corporate and institutional banking businesses (primarily cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.
Concentrations within risk mitigation
Our investment banking businesses are active participants in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.
Concentrations in our lending portfolio of the private, corporate and institutional banking businesses arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios.
> Refer to “Credit risk” (pages 151 to 153) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for further information on risk mitigation.
Credit risk mitigation used for A-IRB and standardized approaches
end of	Eligible financial collateral	Other eligible IRB collateral	Eligible guarantees/ credit derivatives
6M16 (CHF million)
Sovereigns	445	0	6,109
Other institutions	23	43	80
Banks	883	0	953
Corporates	8,876	37,055	17,634
Residential mortgages	3,976	84,013	29
Other retail	65,199	3,688	218
Total	79,402	124,799	25,023
2015 (CHF million)
Sovereigns	290	0	5,308
Other institutions	14	84	101
Banks	973	0	1,114
Corporates	8,526	36,275	19,762
Residential mortgages	3,996	82,884	29
Other retail	67,114	3,669	263
Total	80,913	122,912	26,577
Excludes collateral used to adjust EAD (e.g. as applied under the internal models method).

Counterparty credit risk
Counterparty exposure
Counterparty credit risk arises from OTC and exchange-traded derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.
We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a potential exposure basis or on a notional exposure basis. Potential exposure means the possible future value that would be lost upon default of the counterparty on a particular future date, and is taken as a high percentile of a distribution of possible exposures computed by our internal exposure models. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.
> Refer to “Credit risk” (pages 166 to 178) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for further information on counterparty credit risk, including transaction rating, credit approval process and provisioning.
Wrong-way exposures
Wrong-way risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.
Wrong-way risk requires the establishment of basic assumptions regarding correlations for a given trading product. As such we have multiple processes and methodologies to identify and quantify wrong-way risk.
Exposure adjusted risk calculation
Material trades that feature specific wrong-way risk are treated conservatively for the purposes of calculating exposure. The wrong-way risk framework applies to OTC, SFT and centrally cleared trades.
Wrong-way risk arises if the exposure the Group has against a counterparty is expected to be high when the probability of default of the counterparty is also high. Wrong-way risk can affect the exposure against a counterparty in two ways:
– The mark-to-market of a trade can be large if the counterparty’s PD is high.
– The value of collateral pledged by that counterparty can be low if the counterparty’s PD is high.
Regulatory guidance distinguishes two types of wrong-way risk, general and specific:
– General wrong-way risk arises when the probability of default of counterparties is positively correlated with general market risk factors.
– Specific wrong-way risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
The presence of wrong-way risk is detected via automated checks as well as by expert analysis. Five main approaches are utilized to identify wrong-way risk. These include (a) a legal-connection logic, (b) scenario analysis, (c) historic correlation analysis, (d) qualitative correlation analysis and a (e) tailored filter and expert analysis framework as detailed below:
(a) The wrong-way risk framework automatically identifies if there is a legal-connection between the counterparty and the exposure, e.g. the Group buying a put option from a counterparty referencing the counterparty or a parent/subsidiary of the counterparty or in the case a counterparty pledges its own shares or bonds as collateral.
(b) Stress testing and scenario analysis is utilized to identify trades and counterparty portfolio exposures that are adversely correlated to the probability of default of the counterparty.
(c) Analysis of historic correlations between the market value of collateral pledged by the counterpart and the creditworthiness of the counterparty is used to assess wrong-way risk exposures that may arise from the nature of the collateral;
(d) A matching of country/sector/industry and other criteria’s is used between collateral value and counterparty creditworthiness to identify qualitative correlations to identify potential wrong-way risk which is hidden in normal market conditions in the historic time series.
(e) Via tailored filters, specific queries and expert analysis there are potential hidden or complex wrong-way risk situations identified, which automated qualitative, quantitative, structural or stress analysis processes could miss.
For those instances where a material wrong-way risk presence is detected, limit utilization and default capital are accordingly adjusted.
Regular reporting of wrong-way risk at both the individual trade and portfolio level allows wrong-way risk to be identified and corrective actions taken by CRM.
The Front Office is responsible for identifying and escalating trades that could potentially give rise to wrong-way risk.
Any material wrong-way risk at portfolio or trade level should be escalated to senior CRM executives and risk committees.

Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty.
> Refer to “Credit ratings” (page 53) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse 2Q16 Financial Report for further information on the effect of a one, two or three notch downgrade as of June 30, 2016.
The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding needs.
> Refer to “Liquidity and funding management” (pages 106 to 113) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on liquidity and funding management.
Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. Derivative exposures are calculated according to regulatory methods, using either the current exposures method or approved internal models method. These regulatory methods take into account potential future movements and as a result generate risk exposures that are greater than the net replacement values disclosed for US GAAP.
As of the end of 6M16, no credit derivatives were utilized that qualify for hedge accounting under US GAAP.
> Refer to “Derivative instruments” (pages 174 to 176) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2015 for further information on derivative instruments, including counterparties and their creditworthiness.
> Refer to “Note 26 – Derivative and hedging activities” (pages 123 to 127) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q16 Financial Report for further information on the fair value of derivative instruments and the distribution of current credit exposures by types of credit exposures.
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” (pages 116 to 119) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q16 Financial Report for further information on netting benefits, netted current credit exposures, collateral held and net derivatives credit exposure.
Derivative exposure at default after netting
end of	6M16	2015
Derivative exposure at default (CHF million)
Internal models method	41,995	44,875
Current exposure method	10,949	8,860
Total derivative exposure	52,944	53,735
Collateral used for risk mitigation
end of	6M16	2015
Collateral used for risk mitigation for the internal models method (CHF million)
Financial collateral - cash / securities	29,286	27,104
Other eligible IRB collateral	160	232
Total collateral used for the internal models method	29,446	27,336
Collateral used for risk mitigation for the current exposure method (CHF million)
Financial collateral - cash / securities	3,309	3,715
Other eligible IRB collateral	744	712
Total collateral used for the current exposure method	4,053	4,427

Credit derivatives that create exposures to counterparty credit risk (notional value)
end of	6M16		2015
	Protection bought	Protection sold	Protection bought	Protection sold
Credit derivatives that create exposures to counterparty credit risk (CHF billion)
Credit default swaps	387.2	349.2	409.4	364.5
Total return swaps	8.5	0.3	7.7	0.1
Other credit derivatives	49.4	18.7	39.6	10.5
Total	445.1	368.2	456.7	375.1
Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by geographic distribution and changes in the allowances for impaired loans.
Geographic distribution of allowances and impaired loans
end of	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total allowances	Impaired loans with specific allowances	Impaired loans without specific allowances	Total impaired loans
6M16 (CHF million)
Switzerland	451	179	630	1,126	313	1,439
EMEA	7	10	17	71	83	154
Americas	149	45	194	385	157	542
Asia Pacific	16	6	22	169	0	169
Total	623	240	863	1,751	553	2,304
2015 (CHF million)
Switzerland	433	171	604	1,078	185	1,263
EMEA	8	9	17	56	65	121
Americas	175	32	207	275	113	388
Asia Pacific	34	4	38	201	0	201
Total	650	216	866	1,610	363	1,973
The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Changes in the allowances for impaired loans
	6M16			6M15
	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total
Changes in the allowances for impaired loans (CHF million)
Balance at beginning of period	650	216	866	540	218	758
Net additions/(releases) charged to income statement	88	25	113	71	(4)	67
Gross write-offs	(147)	0	(147)	(107)	0	(107)
Recoveries	34	0	34	15	0	15
Net write-offs	(113)	0	(113)	(92)	0	(92)
Provisions for interest	6	0	6	12	0	12
Foreign currency translation impact and other adjustments, net	(8)	(1)	(9)	(21)	(2)	(23)
Balance at end of period	623	240	863	510	212	722
> Refer to “Loans” in “Note 1 – Summary of significant accounting policies” (pages 263 to 265) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on definitions of past due and impaired loans.
> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” (pages 103 to 110) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q16 Financial Report for further information on allowances and impaired loans by industry distribution and the industry distribution of charges and write-offs.

Securitization risk in the banking book
The following disclosures, which also consider the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization”, refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel III IRB and standardized approaches to securitization exposures.
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” (pages 335 to 344) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 and “Note 28 – Transfers of financial assets and variable interest entities” (pages 129 to 136) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q16 Financial Report for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities and methods and key assumptions applied in valuing positions retained/purchased.
A traditional securitization is a structure where an underlying pool of assets is sold to an SPE which pays for the assets by issuing tranched securities collateralized by the underlying asset pool. A synthetic securitization is a tranched structure where the credit risk of an underlying pool of assets is transferred, in whole or in part, through the use of credit derivatives or guarantees that may serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.
The Group has both securitization and re-securitization transactions in the banking book referencing different types of underlying assets including real estate loans (commercial and residential), commercial loans and credit card loans. The key risks retained are related to the performance of the underlying assets. These risks are summarized in the securitization pool level attributes: PDs of underlying loans (default rate), severity of loss (LGD) and prepayment speeds. The transactions may also be exposed to general market risk, credit spread and counterparty credit risk.
The Group classifies securities within the transactions by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. senior, mezzanine, subordinate etc.), which in turn will be reflected in the transaction rating. The Group’s internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.
For re-securitization risk, the Group’s risk management models take a ‘look through’ approach where the behavior of the underlying securities or constituent counterparties are modeled based on their own particular collateral positions. These are then transmitted to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.
The Group is active in various roles in connection with securitization, including originator, investor and sponsor. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group had been a liquidity provider to Alpine Securitization Corp. (old Alpine), a multi-seller commercial paper (CP) conduit administered by the Group. All outstanding CP was fully repaid as of the end of 4Q15. In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine.
In addition, the Group invests in securitization-related products created by third parties and provides interest rate and currency swaps to SPEs involved in securitization activity.
Retained banking book exposures for mortgage, asset-backed securities (ABS) and collateralized debt obligation (CDO) transactions are risk managed on the same basis as similar trading book transactions. Other transactions will be managed in line with their individual structural or parameter requirements. The Group has also put in place a set of key risk limits for the purpose of managing the Group’s risk appetite framework in relation to securitizations and re-securitizations. The internal risk capital measurement is both consistent with securitization transactions and with similar structures in the trading book.
There are no instances where the Group has applied credit risk mitigation approaches to banking book securitization or re-securitization exposures.
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – banking book
	On-balance sheet		Off-balance sheet
end of	Traditional	Synthetic	Traditional	Synthetic	Total
6M16 (CHF million)
Commercial mortgages	116	0	0	0	116
Residential mortgages	365	0	0	0	365
CDO/CLO	10,545	30,458	0	0	41,003
Other ABS	512	0	9,184	0	9,696
Total	11,538	30,458	9,184	0	51,180
2015 (CHF million)
Commercial mortgages	131	0	0	0	131
Residential mortgages	1,083	0	0	0	1,083
CDO/CLO	10,589	29,916	0	0	40,505
Other ABS	633	0	12,966	0	13,599
Total	12,436	29,916	12,966	0	55,318
Synthetic structures predominantly represent structures where the Group has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized including retained senior notes.
The following table represents the total amounts of banking book loans securitized by the Group that fall within the Basel III Securitization Framework and where the Group continues to retain at least some interests.
Exposures securitized by Credit Suisse Group in which the Group has retained interests – banking book
end of	6M16				2015
	Traditional		Synthetic		Traditional		Synthetic
	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total
CHF million
Commercial mortgages	0	523	0	523	0	538	0	538
CDO/CLO	1,290	0	42,069	43,359	359	0	41,878	42,237
Other ABS	0	19,543	0	19,543	0	19,904	0	19,904
Total	1,290	20,066	42,069	63,425	359	20,442	41,878	62,679
of which retained interests				30,842				30,304

Losses related to securitizations recognized during the period – banking book
	Traditional		Synthetic
in	Sponsor	Other role	Other role	Total
6M16 (CHF million)
Commercial mortgages	0	7	0	7
Total	0	7	0	7
6M15 (CHF million)
Commercial mortgages	0	3	0	3
CDO/CLO	0	0	39	39
Total	0	3	39	42
Impaired or past due assets securitized – banking book
end of	6M16				2015
	Traditional		Synthetic		Traditional		Synthetic
	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total
CHF million
Commercial mortgages	0	450	0	450	0	481	0	481
CDO/CLO	0	0	162	162	0	0	163	163
Total	0	450	162	612	0	481	163	644
Securitization and re-securitization exposures by regulatory capital approach – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
6M16 (CHF million)
Ratings-based approach (RBA)	4,137	1,183	0	0	4,137	1,183
Supervisory formula approach (SFA)	39,756	5,167	0	0	39,756	5,167
Total advanced approaches	43,893	6,350	0	0	43,893	6,350
Standardized approach	7,063	3,913	224	120	7,287	4,033
Total	50,956	10,263	224	120	51,180	10,383
2015 (CHF million)
Ratings-based approach (RBA)	4,457	2,015	0	0	4,457	2,015
Supervisory formula approach (SFA)	39,416	6,756	0	0	39,416	6,756
Total advanced approaches	43,873	8,771	0	0	43,873	8,771
Standardized approach [1]	11,092	6,522	353	311	11,445	6,833
Total	54,965	15,293	353	311	55,318	15,604
1 Positions under the standardized approach are risk weighted at >50%-100%.

Securitization and re-securitization exposures under RBA by rating grade – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
6M16 (CHF million)
AAA	1,425	109	0	0	1,425	109
AA	1,191	109	0	0	1,191	109
A	1,357	237	0	0	1,357	237
BBB	96	59	0	0	96	59
BB	23	99	0	0	23	99
B or lower or unrated	45	570	0	0	45	570
Total	4,137	1,183	0	0	4,137	1,183
2015 (CHF million)
AAA	1,819	152	0	0	1,819	152
AA	1,087	105	0	0	1,087	105
A	1,133	212	0	0	1,133	212
BBB	300	173	0	0	300	173
BB	14	70	0	0	14	70
B or lower or unrated	104	1,303	0	0	104	1,303
Total	4,457	2,015	0	0	4,457	2,015
Securitization and re-securitization exposures under SFA by risk weight band – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
6M16 (CHF million)
0%-10%	29,417	2,097	0	0	29,417	2,097
>10%-50%	9,999	1,952	0	0	9,999	1,952
>50%-100%	143	129	0	0	143	129
>100%-650%	133	213	0	0	133	213
>650%-1250%	64	776	0	0	64	776
Total	39,756	5,167	0	0	39,756	5,167
2015 (CHF million)
0%-10%	23,344	1,684	0	0	23,344	1,684
>10%-50%	15,104	2,924	0	0	15,104	2,924
>50%-100%	524	421	0	0	524	421
>100%-650%	350	573	0	0	350	573
>650%-1250%	94	1,154	0	0	94	1,154
Total	39,416	6,756	0	0	39,416	6,756

Securitization and re-securitization exposures under standardized approach by risk weight band – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
6M16 (CHF million)
0%-10%	0	0	0	0	0	0
>10%-50%	4,651	1,451	202	80	4,853	1,531
>50%-100%	2,116	2,110	8	8	2,124	2,118
>100%-650%	296	352	14	32	310	384
>650%-1250%	0	0	0	0	0	0
Total	7,063	3,913	224	120	7,287	4,033
Positions under the standardized approach as of December 31, 2015 were risk weighted at >50%-100%.
Securitization activity
The securitization activity in 6M16 of CHF 8.0 billion included CHF 6.4 billion related to various synthetic securitized loan portfolios in the Corporate & Institutional Client business within Swiss Universal Bank and CHF 0.9 billion of traditional securitizations in the Asset Management business within International Wealth Management.
Securitization activity – banking book
in	6M16		6M15
	Amount of exposures securitized	Recognized gain/(loss) on sale	Amount of exposures securitized	Recognized gain/(loss) on sale
CHF million
CDO/CLO - traditional	937	0	22	0
CDO/CLO - synthetic	7,029	0	8,548	0
Total	7,966	0	8,570	0
Securitization subject to early amortization
The aggregate outstanding amount of securitized revolving retail exposures is CHF 884 million, of which CHF 270 million represents the originator’s interest and CHF 614 million (categorized as other ABS) the investor’s interest. The associated capital charges incurred by the Group under the ratings-based approach are CHF 5 million and CHF 7 million, respectively.
Equity type securities in the banking book
Overview
The classification of our equity type securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.
Most of our equity type securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book except for significant investments in BFI entities that are subject to a threshold treatment as outlined in “Exposures below 15% threshold” in section “Capital” on page 8, risk weights are determined using the IRB Simple approach based on the equity sub-asset type. Where equity type securities represent non-significant investments in BFI entities, a threshold approach is applied, that compares the total amount of non-significant investments in BFI entities (considering both trading and banking book positions) to a 10% regulatory defined eligible capital amount. The amount above the threshold is phased-in as a capital deduction and the amount below the threshold continues to be risk-weighted according to the relevant trading book and banking book approaches.
The numbers in the following table “Equity type securities in the banking book” present the balance sheet value of banking book equity investments and the regulatory exposures to which capital is applied according to the IRB Simple approach. The main differences are the scope of consolidation (primarily deconsolidation of private equity and other fund type vehicles for capital adequacy purposes), significant investments in BFI entities and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.
Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.
> Refer to “Banking book” (pages 164 to 165) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk in the Credit Suisse Annual Report 2015 for further information on risk measurement and management of our banking portfolios.
Valuation and accounting policies of equity holdings in the banking book
> Refer to “Note 1 – Summary of significant accounting policies” (pages 261 to 263) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for information on valuation and accounting policies of investment securities and trading assets.
Equity type securities in the banking book
end of / in	6M16	2015
Equity type securities in the banking book (CHF million)
Balance sheet value of investments at fair value	4,675	5,436
Regulatory exposures at fair value [1]	2,745	3,175
Realized gains/(losses) [2]	124	69
Cumulative unrealized gains/(losses) included in CET1 capital [2]	(252)	(149)
1 Primarily privately held.
2 Gains/(losses) are reported gross of tax.
Central counterparties risk
The Group can incur exposure to CCPs as either a clearing member, or clearing through another member. Qualifying CCPs are expected to be subject to best-practice risk management, and sound regulation and oversight to ensure that they reduce risk, both for their participants and for the financial system. Most CCPs are benchmarked against standards issued by the Committee on Payment and Settlement Systems and the Technical Committee of the International Organization of Securities Commissions, herein collectively referred to as “CPSS-IOSCO”.
The existing credit review process includes annual review of qualitative and quantitative factors for all counterparty types, including CCPs. As part of the credit review of each CCP counterparty, CRM conducts due diligence and based on assessment by the Legal and Compliance Department determines whether (i) the CCP is a qualifying CCP and (ii) the collateral posted is considered bankruptcy remote.
The CRM Guidelines to rating CCPs provide detailed guidance on how these flags should be assigned against the standards issued by “CPSS-IOSCO”. These include a review of collateral bankruptcy remoteness and that the CCPs hold securities in custody with entities that employ safekeeping procedures and internal controls that fully protect these securities. The review will include analysis of the CCPs policies with respect to account segregation and use of custodians. The determination is made in the context of “Authorization of CCP” (European Market Infrastructure Regulation (EMIR), Article 14) and “Third Countries” (EMIR, Article 25). This information will be appropriately reflected in the risk weightings within the capital calculations.
The Group monitors its daily exposure to the CCP as part of its ongoing limit and exposure monitoring process.

Market risk
General
Market risk is managed under the IMA approach and under the approved securitization methodologies. Validation of the IMA models is performed by the Model Risk Management team, an independent function, and is subject to clear and objective internal standards as outlined in the Validation Policy.
The following table shows risk-weighted assets for all market risk measures including the standardized approach.
> Refer to “Market risk” (pages 148 to 151 and pages 161 to 166) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 and “Market risk review” (pages 73 to 75) in II – Treasury, risk, balance sheet and off-balance sheet” – Risk management in the Credit Suisse 2Q16 Financial Report for further information on market risk, including information on risk measurement, VaR, risks not in VaR, stress testing and backtesting.
Risk-weighted assets for market risk
end of	6M16	2015
Risk-weighted assets for market risk (CHF million)
Total internal models approach	18,285	24,157
of which regulatory VaR	2,668	3,947
of which stressed VaR	6,012	9,612
of which risks not in VaR	7,070	8,028
of which Incremental Risk Charge	2,535	2,570
Total standardized measurement method	3,056	5,312
of which ratings-based approach	2,111	5,145
of which supervisory formula approach	0	99
of which other supervisory approaches	945	68
Total advanced approach	21,341	29,469
Total standardized approach	314	330
Total risk-weighted assets for market risk	21,655	29,799
Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	Regulatory VaR	[1]	Stressed VaR	[1]	IRC	[2]
6M16 (CHF million)
Average	31		71		236
Minimum	18		39		67
Maximum	58		105		359
End of period	21		55		111
2015 (CHF million)
Average	30		85		297
Minimum	17		58		171
Maximum	53		126		573
End of period	47		78		182
All numbers disclosed are spot numbers. Regulatory VaR, stressed VaR and IRC exclude trading book securitizations, in line with BIS guidance.
1 For regulatory and stressed VaR, one-day VaR based on a 99% confidence level is presented, which is a ten-day VaR adjusted to a one-day holding period.
2 IRC is based on a 99.9% confidence level over a one year time horizon.

Securitization risk in the trading book
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” (pages 335 to 344) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 and “Note 28 – Transfers of financial assets and variable interest entities” (pages 129 to 136) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q16 Financial Report for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities, methods and key assumptions applied in valuing positions retained/purchased and gains/losses relating to RMBS and CMBS securitization activity in 6M16.
Roles in connection with trading book securitization
Within its mortgage business there are four key roles that the Group undertakes within securitization markets: issuer, underwriter, market maker and financing counterparty. The Group holds one of the top trading franchises in market making in all major securitized product types and is a top issuer and underwriter in the re-securitization market in the US as well as being one of the top underwriters in ABS securitization in the US. In addition the Group also has a relatively small correlation trading portfolio.
Securitization and re-securitization activities
The Group’s key objective in relation to trading book securitization is to meet clients’ investment and divestment needs by making markets in securitized products across all major collateral types, including residential mortgages, commercial mortgages, asset finance (i.e. auto loans, credit card receivables, etc.) and corporate loans. The Group focuses on opportunities to intermediate transfers of risk between sellers and buyers.
The Group is also active in new issue securitization and re-securitization. The Group’s Asset Finance team provides short-term secured warehouse financing to clients who originate credit card, auto loan, and other receivables, and the Group sells asset-backed securities collateralized by these receivables to provide its clients long-term financing that matches the lives of their assets.
The Group purchases loans and bonds for the purpose of securitization and sells these assets to sponsored SPEs which in turn issue new securities. Re-securitizations of previously issued residential mortgage-backed securities (RMBS) securities occur when certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
Risks assumed and retained
Key risks retained while securities or loans remain in inventory are related to the performance of the underlying assets (real estate loans, commercial loans, credit card loans, etc.). These risks are summarized in the securitization pool level attributes: PD of underlying loans (default rate), the severity of loss and prepayment speeds. The Group maintains models for both government-guaranteed and private label mortgage products. These models project the above risk drivers based on market interest rates and volatility as well as macro-economic variables such as housing price index, projected GDP and inflation, unemployment etc.
In its role as a market maker, the Group actively trades in and out of positions. Both Front Office and Risk Management continuously monitor liquidity risk as reflected in trading spreads and trading volumes. To address liquidity concerns a specific set of limits on the size of aged positions are in place for the securitized positions we hold.
The Group classifies securities by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction risk assessment. Risk Management monitors portfolio composition by capital structure and collateral type on a daily basis with subordinate exposure and each collateral type subject to separate risk limits. In addition, the internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.
For re-securitization risk, the Group’s risk management models take a ‘look through’ approach where they model the behavior of the underlying securities based on their own collateral and then transmit that to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.
With respect to both the wind-down corporate correlation trading portfolio and the on-going transactions the key risks that need to be managed includes default risk, counterparty credit risk, correlation risk and cross effects between spread and correlation.
Both correlation and first-to-default are valued using a correlation model which uses the market implied correlation and detailed market data such as constituent spread term structure and constituent recovery. The risks embedded in securitization and re-securitizations are similar and include spread risk, recovery risk, default risk and correlation risk. The risks for different seniority of tranches will be reflected in the tranche price sensitivities to each constituent in the pools.
Monitoring of changes in credit and market risk of securitization exposures
The Group has in place a comprehensive risk management process whereby the front office and Risk Management work together to monitor positions and position changes, portfolio structure and trading activity and calculate a set of risk measures on a daily basis using risk sensitivities and loss modeling methodologies.
For the mortgage business the Group also uses monthly remittance reports (available from public sources) to get up to date information on collateral performance (delinquencies, defaults, pre-payment etc.).
The Group has also put in place a set of limits for the purpose of managing the Group’s risk appetite framework in relation to securitizations and re-securitizations. These limits will cover exposure measures, risk sensitivities, VaR and capital measures with the majority monitored on a daily basis. In addition within the

Group’s risk management framework an extensive scenario analysis framework is in place whereby all underlying risk factors are stressed to determine portfolio sensitivity.
Re-securitized products in the mortgage business go through the same risk management process but looking through the structures with the focus on the risk of the underlying securities or constituent names.
Risk mitigation
In addition to the strict exposure limits noted above, the Group uses a number of different risk mitigation approaches to manage risk appetite for its securitization and re-securitization exposures. Where true counterparty credit risk exposure is identified for a particular transaction, there is a requirement for it to be approved through normal credit risk management processes with collateral taken as required. The Group also may use various proxies including corporate single name and index hedges to mitigate the price and spread risks to which it is exposed. Hedging decisions are made by the trading desk based on current market conditions and will be made in consultation with Risk Management. Every trade has a trading mandate where unusual and material trades require approval under the Group’s pre-trade approval governance process. International investment banks are the main counterparties to the hedges that are used across these business areas.
In the normal course of business, we may hold tranches which have a monoline guarantee. No benefit from these guarantees is currently included in the calculation of regulatory capital.
Affiliated entities
Funds affiliated with the Group may invest in securities issued by other vehicles sponsored by the Group that are engaged in securitization and re-securitization activities. These funds include mutual funds, fund of funds and private equity funds. Standards governing investments in affiliated funds and products have been adopted to address potential conflicts.
Securitization and re-securitization exposures purchased or retained – trading book
	On-balance sheet				Off-balance sheet		Total
	Traditional		Synthetic		Synthetic
end of	Long	Short	Long	Short	Long	Short
6M16 (CHF million)
CMBS	960	30	0	0	276	135	1,401
RMBS	4,021	59	0	0	13	5	4,098
CDO/CLO	48	0	1	0	0	16	65
Nth-to-default	0	0	0	5	0	694	699
Other ABS	390	0	0	0	0	0	390
Total	5,419	89	1	5	289	850	6,653
2015 (CHF million)
CMBS	1,814	17	0	0	140	283	2,254
RMBS	5,885	158	0	0	12	9	6,064
CDO/CLO	676	0	0	0	0	1,449	2,125
Nth-to-default	0	0	0	18	0	693	711
Other ABS	653	0	0	0	0	0	653
Total	9,028	175	0	18	152	2,434	11,807

Outstanding exposures securitized by the Group - trading book
	Traditional				Synthetic				Total
end of	Sponsor	[1]	Originator	[1]	Sponsor	[1]	Originator	[1]
6M16 (CHF million)
CMBS	7,183		38,000		0		0		45,183
RMBS	352		92,480		0		0		92,832
Other ABS	0		1,637		0		0		1,637
Total	7,535		132,117		0		0		139,652
2015 (CHF million)
CMBS	7,283		35,996		0		0		43,279
RMBS	433		93,174		0		0		93,607
Other ABS	0		2,343		0		0		2,343
Total	7,716		131,513		0		0		139,229
Amounts disclosed from January 1, 2010 onwards following the publication of the Pillar 3 requirements in 2009.
1
Where the Group is both the sponsor and sole originator, amount will only be shown under originator. Originator is defined as the entity that transfers collateral into an SPE, including third party collateral transferred into the SPE via the entity's balance sheet.

Outstanding exposures securitized in which the Group has retained interests - trading book
	Exposures securitized		Total
end of	Traditional	Synthetic
6M16 (CHF million)
CMBS	30,784	0	30,784
RMBS	62,953	628	63,581
CDO/CLO	17	128	145
Other ABS	115	0	115
Total	93,869	756	94,625
2015 (CHF million)
CMBS	22,351	3,242	25,593
RMBS	54,109	11,953	66,062
CDO/CLO	15,428	378	15,806
Other ABS	1,913	759	2,672
Total	93,801	16,332	110,133

Exposures under standardized measurement method – trading book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
6M16 (CHF million)
Ratings-based approach (RBA)
CMBS	1,387	49	14	19	1,401	68
RMBS	31	290	34	420	65	710
CDO/CLO	38	35	27	204	65	239
Other ABS	196	1,094	0	0	196	1,094
Total RBA	1,652	1,468	75	643	1,727	2,111
Supervisory formula approach (SFA)
CDO/CLO	0	0	0	0	0	0
Total SFA	0	0	0	0	0	0
Other supervisory approaches
Nth-to-default	699	41	0	0	699	41
RMBS [1]	4,006	817	27	11	4,033	828
Other ABS	194	76	0	0	194	76
Total other supervisory approaches	4,899	934	27	11	4,926	945
Total	6,551	2,402	102	654	6,653	3,056
2015 (CHF million)
Ratings-based approach (RBA)
CMBS	2,242	393	12	106	2,254	499
RMBS	5,878	1,325	186	1,945	6,064	3,270
CDO/CLO	543	247	163	717	706	964
Other ABS	653	407	0	5	653	412
Total RBA	9,316	2,372	361	2,773	9,677	5,145
Supervisory formula approach (SFA)
CDO/CLO	1,419	99	0	0	1,419	99
Total SFA	1,419	99	0	0	1,419	99
Other supervisory approaches
Nth-to-default	711	68	0	0	711	68
Total other supervisory approaches	711	68	0	0	711	68
Total	11,446	2,539	361	2,773	11,807	5,312
1 The weighted average approach is applied to these positions.

Securitization and re-securitization exposures under RBA by rating grade – trading book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
6M16 (CHF million)
AAA	992	74	17	4	1,009	78
AA	59	10	2	1	61	11
A	125	30	1	0	126	30
BBB	366	191	4	10	370	201
BB	28	181	0	0	28	181
B+ or lower	82	982	51	628	133	1,610
Total	1,652	1,468	75	643	1,727	2,111
2015 (CHF million)
AAA	7,540	550	42	9	7,582	559
AA	423	61	27	9	450	70
A	516	129	47	29	563	158
BBB	709	480	8	24	717	504
BB	41	177	26	121	67	298
B+ or lower	87	975	211	2,581	298	3,556
Total	9,316	2,372	361	2,773	9,677	5,145
Securitization exposures under SFA by risk weight band – trading book
end of	6M16		2015
	Securitization exposure		Securitization exposure
	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
CHF million
0%-10%	0	0	1,419	99
>10%-50%	0	0	0	0
>50%-100%	0	0	0	0
>100%-650%	0	0	0	0
>650%-1250%	0	0	0	0
Total	0	0	1,419	99

Exposures under other supervisory approaches by risk weight band – trading book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
6M16 (CHF million)
0%-100%	4,894	912	27	11	4,921	923
>100%-200%	0	0	0	0	0	0
>200%-300%	0	0	0	0	0	0
>300%-400%	4	13	0	0	4	13
>400%	1	9	0	0	1	9
Total	4,899	934	27	11	4,926	945
2015 (CHF million)
0%-100%	689	38	0	0	689	38
>100%-200%	22	30	0	0	22	30
>200%-300%	0	0	0	0	0	0
>300%-400%	0	0	0	0	0	0
Total	711	68	0	0	711	68
Risk weight bands represent the risk weight percentage relevant to the position prior to the application of 80% and partial offsets and capping of shorts to the maximum loss.
Securitization activity – trading book
in	6M16		6M15
	Original amount of exposures securitized	Recognized gain/(loss) on sale	Original amount of exposures securitized	Recognized gain/(loss) on sale
CHF million
CMBS - traditional	3,866	2	6,074	(2)
RMBS - traditional	9,698	0	13,693	4
Total	13,564	2	19,767	2
Other information
As of June 30, 2016, the Group holds the following positions with the intent to securitize: government-guaranteed commercial loans of USD 2.1 billion, government-guaranteed residential pass-through securities of USD 0.9 billion, residential and commercial whole loans of USD 0.3 billion. The actual securitizations are subject to future market conditions. There is no difference in the valuation of positions intended to be securitized.

Valuation process
The Basel capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.
Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.
Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.
In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.
The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.
Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
> Refer to “Fair valuations” (page 58) in II – Operating and financial review – Credit Suisse – Information and developments, to “Fair value” (page 99) in II – Operating and financial review – Critical accounting estimates and to “Note 35 – Financial instruments” (pages 344 to 370) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 and “Note 29 – Financial instruments” (pages 137 to 160) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q16 Financial Report for further information on fair value.
Risk-weighted assets for market risk under the standardized approach
end of	6M16	2015
Risk-weighted assets for market risk under the standardized approach (CHF million)
Foreign exchange risk	313	329
Commodity risk	1	1
Total	314	330

Interest rate risk in the banking book
Overview
The Group monitors and manages interest rate risk in the banking book by established systems, processes and controls. Risk sensitivity figures are provided to estimate the impact of changes in interest rates, which is one of the primary ways in which these risks are assessed for risk management purposes. In addition, Risk Division confirms that the economic impacts of adverse parallel shifts in interest rates of 200 basis points and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level are significantly below the threshold of 20% of eligible regulatory capital used by the regulator to identify banks that potentially run excessive levels of non-trading interest rate risk. Given the low level of interest rate risk in the banking book, the Group does not have any regulatory requirement to hold capital against this risk.
Major sources of interest rate risk in the banking book
The interest rate risk exposures in the non-trading positions (synonymously used to the term “banking book”) mainly arise from the retail banking activities of the Swiss Universal Bank division, the positioning strategy with respect to our replicated non-interest bearing assets and liabilities (including the equity balance) and the outstanding capital instruments. The vast majority of interest rate risk in the banking book is managed by Treasury and Swiss Universal Bank on a portfolio basis.
The interest rate risk from retail banking activities results from the transactions with repricing maturities that either are or are not contractually determined. For most parts of the latter, such as variable rate mortgages and some types of deposits, which do not have a direct link to market rates in their repricing behavior, it is more suitable to manage them on a portfolio basis rather than on individual trade level. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios: Based on the historical behavior of interest rates and volume of these products it assigns the position balance associated with a non-maturing banking product to time bands that are presumed to reflect their empirical repricing maturities. The methodology is based, where reasonably possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing products and an underlying investment or funding portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These allocations to time bands can then be used to evaluate the products’ interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior.
For managing parts of the interest rate risk of the corporate balance sheet with respect to our non-interest bearing assets and liabilities (including the equity balance) the Group assigns tenors to balance sheet positions that reflect a fair investment or funding profile for the underlying balance sheet items. This strategy is implemented by Treasury and the resulting interest rate risk is measured against a pre-defined benchmark.
Changing market rates give rise to changes in the fair values of the outstanding capital instruments that have been issued for funding of the bank. To some extent, on an individual basis, this risk is being mitigated by using swaps to replace fixed payment obligations into floating ones. In addition to these transactions on individual basis, the residual interest rate risk is also managed holistically by Treasury.
Governance of models and limits
The major part of interest rate risk in the banking book is managed centrally by Treasury and Swiss Universal Bank within approved limits using hedging instruments such as interest rate swaps. The Board of Directors defines the risk appetite, i.e. a set of risk limits, for the Group on an annual basis. Limits to the divisions are governed by the CARMC; the divisional Risk Management Committees may assign limits on more granular levels for entities, businesses, books, collections of books. The models used for measuring risk are reviewed and approved by the RPSC, where the frequency depends on the criticality of the model. Operational decisions on the use of the models (e.g. in terms of maximum tenor and allocation of tranches to the time bands in the replicating portfolios) is governed by the CARMC. For interest rate risk in the banking book, Risk Division is responsible for monitoring the limit usage and escalating potential limit breaches.
Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured using a range of tools, including the following key metrics:
– Interest rate sensitivity (DV01): Expresses the linear approximation of the impact on a portfolio’s fair value resulting from a one basis point (0.01%) parallel shift in yield curves, where the approximation tends to be closer to the true change in the portfolio’s fair value for smaller parallel shifts in the yield curve. The DV01 is a transparent and intuitive indicator of linear directional interest rate risk exposure, which does not rely on statistical inference.
– VaR: Statistical indicator of the potential fair value loss, taking into account the observed interest rate moves across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. For risk management purposes, the Group uses a VaR measure based on a one-day holding period with a 98% confidence level where the considered historical values are time-weighted using a weighting scheme that assigns lower weights to observations further in the past.

– ERC: ERC is a statistical risk indicator representing the capital the bank should hold to support the risks incurred. ERC is calibrated to a 1-year holding period with a 99% confidence level for risk management purposes.
– Economic value scenario analysis: Expresses the impact of a pre-defined scenario (e.g. instantaneous changes in interest rates) on a portfolio’s fair value. This metric does not rely on statistical inference.
The measures listed above focus on the impact on a fair value basis, taking into account the present value of all future cash flows associated with the current positions. More specifically, the metrics estimate the impact on the economic value of the current portfolio, ignoring dynamic aspects such as the time schedule of how changes in economic value materialize in P&L (since most non-trading books are not marked-to-market) and the development of the portfolio over time. These measures are complemented by considering an Earnings-at-Risk approach to interest rate risk: For the major part of the banking books, this is accomplished by simulating the development of the net interest income over several years using scenarios of potential changes of the yield curves. This scenario analysis also takes into account the earnings impact originating from fluctuations in short term interest rates, which are regarded as riskless when analyzing the impact on economic value. In addition to the dynamic aspects, this analysis allows to distinguish between the economic and the accounting view.
Monitoring and review
The limits and flags defined by books, collections of books, businesses or legal entities relating to interest rate risk in the banking book are monitored by Risk Division at least on a monthly basis (if deemed necessary or suitable, the monitoring may be as frequent as daily), by using the metrics and methodologies outlined above. In case of breaches, this is escalated to the limit-setting body. The Group assesses compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel shifts in yield curves and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. Consistent with regulatory requirements, Risk Division ensures that the fair value impact of this analysis is below the threshold of 20% of eligible regulatory capital in which case there are no requirements to hold additional capital. This analysis is performed for the Group and major legal entities, including the Bank, on a monthly basis.
Risk profile
The following table shows the impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive banking book positions as of the end of 6M16 and 2015.
One-basis-point parallel increase in yield curves by currency - banking book positions
end of	CHF	USD	EUR	GBP	Other	Total
6M16 (CHF million)
Fair value impact of a one-basis-point parallel increase in yield curves	(0.7)	4.1	0.9	(0.1)	0.3	4.5
2015 (CHF million)
Fair value impact of a one-basis-point parallel increase in yield curves	(1.3)	3.2	0.7	0.0	0.7	3.3
This risk is monitored on a daily basis. The monthly analysis of the potential impact resulting from a significant change in yield curves indicates that as of the end of 6M16 and 2015, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves calibrated to a 1-year holding period with a 99% confidence level, both in relation to the total eligible regulatory capital, were significantly below the 20% threshold. This is used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. This was true for the Group and all legal entities covered in the assessment process, including the Bank.

Reconciliation requirements
Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.
Balance sheet
	Balance sheet
end of 6M16	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	114,049	113,561
Interest-bearing deposits with banks	820	1,174
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	122,068	122,068
Securities received as collateral, at fair value	25,993	25,993
Trading assets, at fair value	177,619	172,836
Investment securities	2,611	2,067
Other investments	6,149	6,390
Net loans	273,835	274,302
Premises and equipment	4,693	4,765
Goodwill	4,745	4,745	a
Other intangible assets	191	191
of which other intangible assets (excluding mortgage servicing rights)	80	80	b
Brokerage receivables	42,108	42,102
Other assets	46,283	44,218
of which tax charges deferred as other assets related to regulatory adjustments	1,337	1,337	c
of which deferred tax assets related to net operating losses	2,594	2,594	d
of which deferred tax assets from temporary differences	3,725	3,726	e
of which defined-benefit pension fund net assets	756	756	f
Total assets	821,164	814,412

Balance sheet (continued)
	Balance sheet
end of 6M16	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities and equity (CHF million)
Due to banks	23,229	23,966
Customer deposits	347,559	347,732
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	32,499	32,499
Obligation to return securities received as collateral, at fair value	25,993	25,993
Trading liabilities, at fair value	51,682	51,924
Short-term borrowings	11,178	11,177
Long-term debt	200,226	198,495
Brokerage payables	43,944	43,939
Other liabilities	39,525	33,538
Total liabilities	775,835	769,263
of which additional tier 1 instruments, fully eligible	10,440	10,440	g
of which additional tier 1 instruments subject to phase-out	2,674	2,674	h
of which tier 2 instruments, fully eligible	6,948	6,948	i
of which tier 2 instruments subject to phase-out	4,424	4,424	j
Common shares	84	84
Additional paid-in capital	31,702	31,702
Retained earnings	28,532	28,495
Treasury shares, at cost	(94)	(90)
Accumulated other comprehensive income/(loss)	(15,262)	(15,234)
Total shareholders' equity [1]	44,962	44,957
Noncontrolling interests [2]	367	192
Total equity	45,329	45,149
Total liabilities and equity	821,164	814,412
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of BIS regulatory capital
The following tables provide details on the composition of BIS regulatory capital and details on CET1 capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.
Composition of BIS regulatory capital
end of	6M16
Eligible capital (CHF million)
Total shareholders' equity (US GAAP)	44,962
Regulatory adjustments	(223)	[1]
Adjustments subject to phase-in	(5,806)	[2]
CET1 capital	38,933
Additional tier 1 instruments	10,957	[3]
Additional tier 1 instruments subject to phase-out	2,672	[4]
Deductions from additional tier 1 capital	(2,782)	[5]
Additional tier 1 capital	10,847
Tier 1 capital	49,780
Tier 2 instruments	6,916	[6]
Tier 2 instruments subject to phase-out	2,257
Deductions from tier 2 capital	(103)
Tier 2 capital	9,070
Total eligible capital	58,850
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 40% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.2 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 40% of goodwill and other intangible assets (CHF 1.9 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.3 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

The following tables provide details on CET1 capital adjustments subject to phase-in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of June 30, 2016. The column “Amount to be phased in” represents those amounts that are still to be phased in as CET1 capital adjustments through year-end 2018.
Details on CET1 capital adjustments subject to phase-in
end of 6M16	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount	[2]	Amount to be phased in
CET1 capital adjustments subject to phase-in (CHF million)
Accounting treatment of defined benefit pension plans	–			–		–	1,362		(1,362)
Common share capital issued by subsidiaries and held by third parties	–			–		–	73		(73)
Goodwill	4,745	a		(46)	[3]	4,699	(2,819)		(1,879)	[4]
Other intangible assets (excluding mortgage-servicing rights)	80	b		(15)	[5]	65	(39)		(26)	[4]
Deferred tax assets that rely on future profitability (excluding temporary differences)	3,931	c, d		–		3,931	(2,359)		(1,572)	[6]
Shortfall of provisions to expected losses	–			–		–	(310)		(207)	[7]
Gains/(losses) due to changes in own credit on fair-valued liabilities	–			–		–	(1,225)		(817)	[8]
Defined-benefit pension assets	756	f		(197)	[5]	559	(336)		(224)	[6]
Investments in own shares	–			–		–	(22)		(15)	[4]
Other adjustments [9]	–			–		–	(54)		(37)	[4]
Amounts above 10% threshold	3,726			(3,598)		128	(77)		(51)
of which deferred tax assets from temporary differences	3,726	e		(3,598)	[10]	128	(77)		(51)	[6]
Adjustments subject to phase-in to CET1 capital							(5,806)		(6,263)
Rounding differences may occur.
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2
Reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 40% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Represents related deferred tax liability and goodwill on equity method investments.
4 Deducted from additional tier 1 capital.
5 Represents related deferred tax liability.
6 Risk-weighted.
7 50% deducted from additional tier 1 capital and 50% from tier 2 capital.
8 Includes CHF (722) million related to debt instruments deducted from additional tier 1 capital.
9 Includes cash flow hedge reserve.
10
Includes threshold adjustments of CHF (3,901) million and an aggregate of CHF 303 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets, mortgage servicing rights and pension assets that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 6M16	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	10,440	g		517	[3]	10,957	10,957
Additional tier 1 instruments subject to phase-out [2]	2,674	h		(2)		2,672	2,672
Total additional tier 1 instruments							13,629
Deductions from additional tier 1 capital
Goodwill							(1,879)	[4]
Other intangible assets (excluding mortgage-servicing rights)							(26)	[4]
Shortfall of provisions to expected losses							(103)
Gains/(losses) due to changes in own credit on fair-valued financial liabilities							(722)
Investments in own shares							(15)
Other deductions							(37)
Deductions from additional tier 1 capital							(2,782)
Additional tier 1 capital							10,847
Tier 2 capital (CHF million)
Tier 2 instruments	6,948	i		(32)	[3]	6,916	6,916
Tier 2 instruments subject to phase-out	4,424	j		(2,167)	[5]	2,257	2,257
Total tier 2 instruments							9,173
Deductions from tier 2 capital
Shortfall of provisions to expected losses							(103)
Deductions from tier 2 capital							(103)
Tier 2 capital							9,070
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3 Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments that will be deducted from CET1 once Basel III is fully implemented.
4 Net of related deferred tax liability.
5 Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity.
Additional information
end of	6M16
Risk-weighted assets related to amounts subject to phase-in (CHF million) [1]
Adjustment for accounting treatment of pension plans	1,662
Defined-benefit pension assets	224
Deferred tax assets	162
Risk-weighted assets related to amounts subject to phase-in	2,048
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	2,624
Significant investments in BFI entities	649
Mortgage servicing rights	91	[1]
Deferred tax assets arising from temporary differences	3,901	[1]
Exposures below 15% threshold	4,641
1 Net of related deferred tax liability.

List of abbreviations
A
ABS	Asset-backed securities
ACVA	Advanced credit valuation adjustment approach
A-IRB	Advanced Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CARMC	Capital Allocation Risk Management Committee
CCF	Credit Conversion Factor
CCO	Chief Credit Officer
CCP	Central counterparties
CDO	Collateralized Debt Obligation
CET1	Common equity tier 1
CLO	Collateralized Loan Obligation
CMBS	Commercial mortgage-backed securities
CMSC	Credit Model Steering Committee
CP	Commercial paper
CRM	Credit Risk Management
CRR	Credit Risk Review
CVA	Credit valuation adjustment
E
EAD	Exposure at Default
ECAI	External credit assessment institutions
EMIR	European Market Infrastructure Regulation
ERC	Economic Risk Capital
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IMA	Internal Models Approach
IMM	Internal Models Method
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LGD	Loss Given Default
LTV	Loan-to-value
M
MDB	Multilateral Development Banks
O
OTC	Over-the-counter
P
PD	Probability of Default
R
RBA	Ratings-Based Approach
RMBS	Residential mortgage-backed securities
RNIV	Risks not in value-at-risk
RPSC	Risk Processes and Standards Committee
S
SFA	Supervisory Formula Approach
SFT	Securities Financing Transactions
SMM	Standardized Measurement Method
SPE	Special purpose entity
SRW	Supervisory Risk Weights Approach
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings, and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

CREDIT SUISSE

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com